

July 7, 2017

Via E-mail
Michael S. McGavick
Chief Executive Officer
XL Group Ltd
O'Hara House
One Bermudiana Road
Hamilton HM 08, Bermuda

  Re: XL Group Ltd
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 23, 2017
     File No. 1-10804

Dear Mr. McGavick:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You disclose on pages 3, 4 and 5 that you operate in the Middle East and Africa, regions that include Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, insurers, reinsurers or other direct or indirect arrangements. For instance, you disclose on page 15 that your top three brokers in 2014, 2015 and 2016 were Aon Corporation, Marsh & McLennan Companies and Willis Group. In publicly available letters submitted to this agency within the past three years, each of Aon plc, Marsh & McLennan Companies, Inc. and Willis Group Holdings Plc described insurance business

relating to Syria and Sudan. You should describe any products, services or payments you have provided to Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance